Rafferty Asset Management, LLC

1301 Avenue of the Americas (6th Avenue), 35th Floor

New York, New York 10019

September 16, 2013

VIA EDGAR

Mr. John Ganley

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Direxion Shares ETF Trust (File Nos. 333-150525 and 811-22201)

Post-Effective Amendment to the Registration Statement on Form N-1A

Dear Mr. Ganley:

The following are responses to the comments that we received from you by telephone on August 16, 2013, regarding Post-Effective Amendment No. 86 to the Registration Statement on Form N-1A for the Direxion Zacks High Income MLP Shares (the “Fund”), a new series of the Direxion Shares ETF Trust (“Trust”) that was filed with the Securities and Exchange Commission (“SEC”) on July 1, 2013. Your comments and the Trust’s responses are set forth below.

The Trust acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its registration statement; (2) SEC Staff (“Staff”) comments or changes to disclosure in response to Staff comments in the registration statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to its registration statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Prospectus

1.	The Staff notes the Fund’s name is the Direxion Zacks High Income MLP Shares. The Staff believes that the words “MLP Shares” placed next to one another may cause investors to believe they are investing directly in MLPs, rather than investing in shares of the Fund. In addition, please explain why “High Income” is included in the Fund’s name. Please consider revising the name of the Fund accordingly.

In order to address the Staff’s comments, the Trust has revised the Fund’s name to the “Direxion Zacks MLP High Income Shares”. As discussed in the Principal Investment Strategies section of the Prospectus, the Fund tracks the Zacks MLP Index which uses a multi-factor proprietary selection methodology to identify MLPs that may offer the greatest yield. Therefore, the words, “High Income” are included in the Fund’s name to align the Fund’s name with the methodology used by the Index tracked by the Fund.

Securities and Exchange Commission

September 16, 2013

2.	Please supplementally provide the missing information in the Fund’s “Annual Fund Operating Expenses” table as well as the “Expense Example”.

The Trust confirms that it has supplementally provided the requested information.

3.	Please confirm that the contractual fee waiver agreement will be filed with the SEC.

The Trust confirms that the amended Appendix A to the Operating Expense Limitation Agreement will be filed with the SEC in the Trust’s Post-Effective Amendment No. 89.

4.	In the interest of achieving brevity in the Fund’s Summary Prospectus, please consider summarizing the disclosure in Footnote 2 to the “Annual Fund Operating Expenses” table and relocating the current disclosure in Footnote 2 to Item 9 of the Prospectus.

The Trust believes the tax disclosure in Footnote 2 discloses important material tax implications imposed on shareholders due to the specific nature of the Fund’s investment in MLPs. Accordingly, the Trust believes that because the Trust utilizes a Summary Prospectus, inclusion of the tax disclosure in Footnote 2 provides greater prominence to investors than if the disclosure were only included in Item 9.

5.	Please explain supplementally how the Fund intends to meet its obligations under Section 18 of the 1940 Act.

Section 18(f) of the 1940 Act provides open-end management investment companies, such as the Fund, with a limited ability to engage in leverage. The Fund does not currently intend to engage in the types of leverage explicitly permitted by Section 18(f), however, should it do so in the future, it will amend its disclosure to comply with the terms of that Section.

The Trust notes that the SEC previously provided guidance in Securities Trading Practices of Registered Investment Companies, SEC Rel. No. IC-10666 (Apr. 18, 1979) (“Release 10666”), and as further modified by subsequent staff positions, indicating that certain types of investments or investment techniques, such as using certain derivative instruments, could have the effect of creating a senior security within the meaning of Section 18, unless those securities were “covered” with segregated or earmarked liquid securities in an amount equal to the Fund’s financial exposure, marked to market each day.

The Fund further confirms that it will comply with the SEC Staff’s position as enunciated in Release 10666. In particular, the Fund intends to cover credit default swaps, if any, in an amount equal to the total amount of potential repayment liability incurred by the Fund, which will typically be the net notional amount of the credit default swap. The Trust also recognizes that the SEC has issued an interpretive release related to the use of derivative instruments by registered investment companies, and recognizes that the Staff’s positions related to Release 10666 are subject to future change.

Securities and Exchange Commission

September 16, 2013

6.	In the third paragraph under “Principal Investment Strategies”, please consider revising the disclosure by incorporating the information provided in “Energy Sector and MLP Risk” so that it provides a more thorough explanation of the Fund’s investment strategy.

The Trust has revised the disclosure accordingly.

7.	The Staff notes that the fifth paragraph under the heading, “Principal Investment Strategies” is duplicative of other information found within the “Principal Investment Strategies” section. Please consider removing this duplicative disclosure.

The Trust has removed the duplicative disclosure.

8.	In the sixth paragraph under “Principal Investment Strategies”, please clarify whether “pay a dividend” includes a return of capital and, if so, please revise the disclosure to state “pay a distribution”.

The Trust confirms that payment of dividends includes a return of capital and has revised the disclosure accordingly.

9.	Please consider moving the penultimate paragraph under “Principal Investment Strategies” to Item 9 of the Fund’s Prospectus, as this disclosure describes the structure of an MLP rather than discussing the investment strategy of the Fund. In addition, please clarify that taxation does not flow through to shareholders; rather, taxes are paid by the Fund.

The Trust has moved the aforementioned disclosure to Item 9 of the Fund’s Prospectus and also confirms that the taxes incurred by an MLP are passed through and paid by the Fund and not Fund shareholders.

10.	Under “Principal Risks”, please consider reordering the risks described in that section to provide greater prominence to the tax risks associated with the Fund’s investment in MLPs.

In order to give the tax risks associated with the Fund’s investment in MLPs greater prominence, the Trust has created a subsection titled “Important Tax Risks Associated with the Fund’s Investment in MLPs” following the first paragraph under “Principal Risks” and relocated the tax risks to that subsection.

11.	In the “Underlying Index Licensors” section, please consider using plain English so the disclosure is more easily understood. Please also consider changing the font so the disclosure does not appear all in capital letters.

The Trust notes that under the terms of the licensing contract with the index provider, the Fund is contractually required to include both the text and the font of the disclosure as it has been presented in the Prospectus.

Securities and Exchange Commission

September 16, 2013

Statement of Additional Information

12.	Under the section “Investment Restrictions,” please consider revising fundamental investment limitation number four by removing the term “only” prior to “concentrate” in the second sentence, in order to clarify the investment limitation.

The Trust confirms that it does not believe that removing the word “only” would clarify the investment limitation. In addition, the Fund prefers to retain the investment limitation as it is currently worded, in order to maintain consistency among the investment restrictions of the Trust’s other existing series.

*        *        *         *

I trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact Eric S. Purple (202-778-9220) or Nicole Trudeau (202-778-9189) at K&L Gates LLP.

Sincerely,

Direxion Shares ETF Trust

/s/ Eric W. Falkeis
Name: Eric W. Falkeis
Title: President

cc:	Robert J. Zutz, K&L Gates LLP

Angela Brickl, Rafferty Asset Management LLC